SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number  000-25463

NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB    [ ] Form 11-K                  [ ] Form 20-F

[ ] Form 10-Q and Form 10-QSB                [ ] Form N-SAR

For Period Ended:

[X] Transition Report on Form 10-K                              [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F                                [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

For the Transition Period Ended:              June 30, 2001

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates

Part I

Registrant Information

Full Name of Registrant              Category 5 Technologies, Inc.

Former Name if applicable

            Network Investor Communications, Inc.

Address of Principal Executive Office (Street and Number)

            4505 South Wasatch Boulevard, Suite 370

City, state and zip code           Salt Lake City, Utah  84124

Part II

Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

[X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]        (c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III

Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed period.  (Attach extra sheets if needed.)

As a result of the Company’s recent acquisition on May 29, 2001 of ePenzio, Inc., a privately-held Utah corporation, and the integration of ePenzio, Inc., the Company needs additional time to adequately prepare a true and accurate report and disclosure in the Form 10-KSB and cannot timely complete the Form 10-KSB without unreasonable effort and expense.

Part IV

Other Information

(1)  Name and telephone number of person to contact in regard to this notification

            William C. Gibbs                                                          (801)                        424-2999

                        (Name)                                                            (Area Code)            (Telephone Number)

(2)  Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes    [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes    [ ] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

                                    CATEGORY 5 TECHNOLOGIES, INC.

(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:             September 28, 2001                            By              /s/ William C. Gibbs

                                                                                              William C. Gibbs, Chief Executive Officer

Instruction:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

ATTACHMENT A

On May 29, 2001, Category 5 Technologies, Inc. (the “Company”) competed its acquisition of ePenzio, Inc., a privately-held Utah corporation.  Pursuant to the acquisition, ePenzio, Inc. became a wholly-owned subsidiary of the Company.

As a result of the acquisition and consolidation of ePenzio, Inc., the Company’s financial results are subject to significant purchase accounting adjustments.

The Company is currently reviewing the impact of the acquisition and integration of ePenzio, Inc., as described above.  The Company cannot accurately estimate the impact of the integration of ePenzio, Inc. upon the Company's operating results without the additional time requested.  At this time, the Company cannot quantify or reasonably estimate the financial results for the six-month period ended June 30, 2001.